Exhibit 99.2

Interim Financial Statements of
(Unaudited)

Acasti pharma inc.

Three-month periods ended May 31, 2016 and 2015

Acasti pharma inc.

Interim Financial Statements

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

Financial Statements

Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

Acasti Pharma inc.

Interim Statements of Financial Position

(Unaudited)

As at May 31, 2016 and February 29, 2016

	May 31,	February 29,
	2016	2016

Assets

Current assets:
Cash	$1,390,618	$3,026,943
Short-term investments	6,196,580	7,443,115
Trade and other receivables	140,012	337,603
Receivable from parent corporation (note 10 (d))	2,831	–
Tax credits receivable	84,627	61,210
Prepaid expenses	826,367	456,539
	8,641,035	11,325,410

Restricted short-term investment (note 10 (b))	2,000,000	2,000,000
Equipment	780,583	287,136
Intangible asset	14,324,069	14,904,776

Total assets	$25,745,687	$28,517,322

Liabilities and Equity

Current liabilities:
Trade and other payables	$1,491,236	$1,125,977
Payable to parent corporation (note 10 (d))	–	14,936
	1,491,236	1,140,913

Derivative warrant liabilities (notes 4 and 11)	123,638	156,377
Total liabilities	1,614,874	1,297,290

Equity:
Share capital (note 4)	61,972,841	61,972,841
Contributed surplus	4,939,067	4,874,727
Deficit	(42,781,095)	(39,627,536)
Total equity	24,130,813	27,220,032

Commitments and contingency (note 9)

Total liabilities and equity	$25,745,687	$28,517,322

See accompanying notes to unaudited interim financial statements.

Acasti pharma INC.

Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

	May 31,	May 31,
	2016	2015

Revenue from sales	$2,888	$5,154
Cost of sales	–	(2,655)
Gross profit	2,888	2,499

Research and development expenses, net of tax credits of $23,417 (2015 - $13,000)	(2,395,285)	(1,980,283)
General and administrative expenses	(565,996)	(631,297)
Loss from operating activities	(2,958,393)	(2,609,081)

Finance income (note 6)	59,187	21,345
Finance costs (note 6)	(287,092)	(86,412)
Change in fair value of warrant liabilities (note 11)	32,739	1,708,402
Net finance (cost) income	(195,166)	1,643,335

Net loss and total comprehensive loss for the period	$(3,153,559)	$(965,746)

Basic and diluted loss per share	$(0.29)	$(0.09)

Weighted average number of shares outstanding	10,712,038	10,644,440

See accompanying notes to unaudited interim financial statements

Acasti pharma INC.

Interim Statements of Changes in Equity

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

	Share capital			Contributed
	Number		Dollar	surplus	Deficit	Total

Balance, February 29, 2016	10,712,038		$61,972,841	$4,874,727	$(39,627,536)	$27,220,032

Net loss and total comprehensive loss for the period	–		–	–	(3,153,559)	(3,153,559)
	10,712,038		61,972,841	4,874,727	(42,781,095)	24,066,473

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 7)	–		–	64,340	–	64,340
Total contributions by and distribution to owners	–		–	64,340	–	64,340

Balance at May 31, 2016	10,712,038		$61,972,841	$4,939,067	$(42,781,095)	$24,130,813

Balance, February 28, 2015	10,644,440	(1)	$61,627,743	$4,911,381	$(33,310,805)	$33,228,319

Net loss and total comprehensive loss for the period	–		–	–	(965,746)	(965,746)
	10,644,440		61,627,743	4,911,381	(34,276,551)	32,262,573

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 7)	–		–	75,633	–	75,633
Total contributions by and distribution to owners	–		–	75,633	–	75,633

Balance at May 31, 2015	10,644,440		$61,627,743	$4,987,014	$(34,276,551)	$32,338,206

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 4.

See accompanying notes to unaudited interim financial statements.

acasti pharma INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

	May 31,	May 31,
	2016	2015

Cash flows from operating activities:
Net loss for the period	$(3,153,559)	$(965,746)
Adjustments:
Depreciation of equipment	27,929	4,249
Amortization of intangible asset	580,707	583,596
Stock-based compensation	64,340	75,633
Net finance cost (income)	195,166	(1,643,335)
Realized foreign exchange gain (loss)	26,183	(2,858)
	(2,259,234)	(1,948,461)

Changes in non-cash operating items (note 8)	187,252	983,968
Net cash used in operating activities	(2,071,982)	(964,493)

Cash flows from investing activities:
Interest received	11,508	11,888
Acquisition of equipment	(511,544)	(128,772)
Acquisition of short-term investments	(8,362,593)	–
Maturity of short-term investments	9,378,230	1,000,000
Net cash from investing activities	515,601	883,116

Cash flows used in financing activities:
Interest and bank charges paid	(12,653)	(963)

Foreign exchange loss on cash held in foreign currencies	(67,291)	(3,389)
Net decrease in cash	(1,636,325)	(85,729)

Cash, beginning of period	3,026,943	1,310,556

Cash, end of period	$1,390,618	$1,224,827

See accompanying notes to unaudited interim financial statements.

acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

1.	Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”). The Corporation, the parent and Biodroga Nutraceuticals Inc., a sister corporation, are collectively referred to as the “group”.

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets. In December 2013, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in fiscal 2014. The royalty-free license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

Refer to note 2 for the basis of preparation of the financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 29, 2016.

The financial statements were authorized for issue by the Board of Directors on July 11, 2016.

(b)	Going concern:

The Corporation has incurred operating losses and negative cash flows from operations since inception. As at May 31, 2016, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets. The Corporation plans to rely on the continued support of Neptune to pursue its operations in terms of shared services. The continuance of this support is outside of the Corporation’s control. If the Corporation does not receive the continued support from its parent and the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Management has reasonable expectation that the Corporation will be able to raise additional funds.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

2.	Basis of preparation (continued):

(b)	Going concern (continued):

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

(c)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 7); and,
•	Derivative warrant liabilities measured at fair value on a recurring basis (note 11).

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.
•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 11) and stock-based compensation (note 7).
•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 29, 2016.

New standard and interpretation not yet adopted:

(i)	Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

4.	Capital and other components of equity

(a)	Share capital:

All share information for current and comparative periods presented in these financial statements has been adjusted to give effect to the reverse split that occurred on October 15, 2015, as described below:

On October 15, 2015, the Corporation proceeded with the following transactions affecting its capital structure:

•	The Corporation consolidated all classes of its capital stock on a 10:1 basis.
•	The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”) increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

(b)	Warrants:

The warrants of the Corporation are composed of the following as at May 31, 2016 and February 29, 2016:

	May 31, 2016		February 29, 2016

	Number		Number
	outstanding	Amount	outstanding	Amount

Liability
Series 8 Public offering warrants 2014 (note 11) (i)	18,400,000	$123,638	18,400,000	$156,377

Equity
Private placement warrants
Series 9 Private placement warrants 2014 (ii)	161,654	$–	161,654	$–

(i)	In order to obtain one share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(ii)	Warrant to acquire one share of the Corporation at an exercise price of $13.30, expiring on December 3, 2018.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

5.	Change in classification:

During the current three-month period, the Corporation modified the Statements of Earnings and Comprehensive Loss classification on amortization expense of equipment and intangible assets as well as certain legal fees from “general and administrative expenses” to “research and development expenses” to reflect more appropriately the way in which economic benefits are derived from the use of these expenses. Comparative amounts in the Statements of Earnings and Comprehensive Loss were reclassified for consistency, which resulted in $633,760 being reclassified for the three-month period ended May 31, 2015, from “general and administrative expenses” to “research and development expenses.”

Since the amounts are reclassifications within the operating activities in the Statement of Earnings and Comprehensive Loss, this reclassification did not have any effect on the statements of financial position.

6.	Finance income and finance costs:

(a)	Finance income:

	May 31,	May 31,
	2016	2015

Interest income	$59,187	$21,346

(b)	Finance costs:

	May 31,	May 31,
	2016	2015

Interest and bank charges	$(12,653)	$(963)
Foreign exchange loss	(274,439)	(85,449)
	$(287,092)	$(86,412)

7.	Share-based payment:

At May 31, 2016 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued is 10% of the number of Acasti Class A shares issued and outstanding from time to time. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

7.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

On May 11, 2016, subject to shareholder approval at the next annual and special meeting of shareholders, the Board of Directors approved amendments to the Stock Option Plan (i) to change the existing Stock Option Plan from a “rolling” plan to a “fixed” plan, (ii) to approve an aggregate fixed number of Common Shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding Common Shares as at February 29, 2016, representing 2,142,407 Common Shares as at May 31, 2016, and (iii) to authorize the Corporation to grant such number of options under the Stock Option Plan that could result in a number of Common Shares issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve month period exceeding 5% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted.

Activities within the plan are detailed as follows:

	May 31, 2016		May 31, 2015

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at beginning of period	$13.52	454,151	$15.33	429,625
Granted	1.72	835,400	–	–
Forfeited	13.25	(82,500)	12.27	(3,250)
Expired	22.26	(10,500)	21.00	(5,000)
Outstanding at end of period	$5.22	1,196,551	$15.29	421,375

Exercisable at end of period	$15.47	286,813	$15.80	367,439

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

Three-month period ended May 31, 2016

Exercise price	$1.72
Share price	$1.72
Dividend	–
Risk-free interest	0.70%
Estimated life	4.38 years
Expected volatility	124.66%

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2016 was $1.42 and no options were granted to non-employees.

For the three-month period ended May 31, 2016, the Corporation recognized stock-based compensation under this plan in the amount of $64,340 (2015 - $42,813).

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

7.	Share-based payment (continued):

(b)	Corporation equity incentive plan:

The Corporation established an equity incentive plan for employees, directors and consultants of the group. The plan provides for the issuance of restricted share units (“RSU”), performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. There are no awards outstanding as at May 31, 2016 (2015 – 18,098) and no stock-based compensation was recognized for the three-month period ended May 31, 2016 ($26,593 in 2015).

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees, and consultants that provide services to its consolidated group, including the Corporation. The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation. Stock-based compensation recognized under these plans amounted to nil for the three-month period ended May 31, 2016 (2015 - $5,867).

8.	Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	May 31, 2016	May 31, 2015

Trade and other receivables	$197,591	$112,447
Tax credits receivable	(23,417)	271,072
Prepaid expenses	(369,828)	104,078
Inventories	–	4,419
Trade and other payables	355,427	58,269
Receivable from/payable to parent corporation	27,479	433,683
Changes in non-cash operating items	$187,252	$983,968

(b)	Non-cash transactions:

	May 31, 2016	May 31, 2015

Acquired equipment included in trade and other payables	$9,832	$14,554
Intangible assets included in trade and other payables	–	41,999
Interest receivable included in payable to parent corporation	45,246	–

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

9.	Commitments and contingency:

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $6,653,009, of which an amount of $3,291,534 has been paid to date. As at May 31, 2016, an amount of $649,715 is included in ''Trade and other payables'' in relation to these projects.

The Corporation has entered into a contract to purchase research and development equipment for a total cost of $2,363,107 to be used in the clinical and future commercial supply of CaPre®. As at May 31, 2016, an amount of $361,522 has been paid in relation to this equipment.

Contingency:

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

10.	Related parties:

(a)	Administrative and research and development expenses:

During the three-month periods ended May 31, 2016 and 2015, the Corporation was charged by Neptune for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	May 31,	May 31,
	2016	2015

Research and development expenses	$–	$346,549
General and administrative expenses	125,711	201,073
	$125,711	$547,622

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the financing for the said transaction. Consequently, the corresponding amount shall be considered as a restricted short-term investment until released by the lender or reduced by Neptune. Neptune has agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. The Corporation recognized interest revenue in the amount of $45,246 during the three-month period ended May 31, 2016.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

10.	Related parties (continued):

(c)	Revenue from royalties:

On January 7, 2016, the Company entered into an initial three year non-exclusive licencing agreement with the parent company, Neptune, for the distribution of the product Onemia® in the field of over-the-counter medicine and medical foods. As consideration, Neptune will pay a royalty rate of 17.5% on net sales. No revenue from royalties has been recognized during the three-month period ended May 31, 2016.

(d)	Receivable from or payable to parent corporation:

Receivable from or payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(e)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors of the Corporation and of the parent company as well as certain officers. They control 1% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2016 and 2015:

	May 31,	May 31,
	2016	2015

Short-term benefits	$271,318	$150,458
Severance	–	117,900
Share-based compensation costs	46,303	64,599
	$317,621	$332,957

11.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

11.	Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using level 3 inputs.

The fair value was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	May 31, 2016	February 29, 2016

Exercise price (1)	US $1.50	US $1.50
Share price	US $1.50	US $1.50
Dividend	–	–
Risk-free interest	0.95%	0.87%
Estimated life	2.51 years	2.76 years
Expected volatility	77.13%	76.34%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the Warrants issued was determined to be $0.07 per warrant as at May 31, 2016 ($0.09 per warrant as at February 29, 2016).

The effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $48,877 or a gain of $39,960 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the three-month periods ended May 31, 2016 and 2015 is presented in the following table:

	May 31, 2016	May 31, 2015
Balance – beginning of period	$156,377	$2,357,408
Change in fair value of derivative warrant liabilities	(32,739)	(1,708,402)
Balance – end of period	$123,638	$649,006

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.